Howard & Majewski LLP

December 22, 2010

VIA EDGAR CORRESPONDENCE

Mr. Howie Hallock
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Artio Global Investment Funds (the “Trust”) on behalf of one of its respective series:
Artio Local Emerging Markets Debt Fund (“EMD Fund”)

--- File nos. 33-47507, 811-6652

Dear Mr. Hallock:

          This letter is in response to the comments provided via telephone conference on November 4, 2010 and December 17, 2010 to Post-Effective Amendment No. 52 to the Trust’s registration statement, which was filed with the Securities and Exchange Commission (“SEC”) pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”), on August 31, 2010. The comments provided by the SEC Staff and the responses of the Trust (the “Registrant”) are listed below:

Prospectus – Summary Sections

1.

Comment: In the sectioned entitled "Fund Summary - Investment Objective" the second sentence states that the EMD Fund is a non-diversified mutual fund. Please remove this sentence or explain how this extra sentence is in compliance with Form N-1A.

	Response:	The change will be made as requested.

2.	Comment: In the section entitled "Fund Summary - Fees and Expenses of the Fund" will any of the EMD Fund classes have a sales load? If yes, please provide the required disclosures.

	Response:	None of the classes of the EMD Fund have sales loads.

3.	Comment: In the section entitled "Fund - Summary Fees and Expenses of the Fund", the Acquired Fund Fees and Expenses ("AFFE") line item is present. If the AFFE calculation for the EMD Fund's expected investment in other funds is below 1 basis points, please remove the line item. If, however, the AFFE calculation is over 1 basis point, please calculate and disclose the number and consider whether you need to add additional risk disclosure in the prospectus.

	Response:	The EMD Fund's AFFE calculation is below 1 basis point and the line item in the fee table will be removed.

4.

Comment: In the section entitled "Fund Summary - Fees and Expenses of the Fund" in the Prospectus for the EMD Fund, please provide the missing numbers. Additionally, please adjust the fee table headings per our discussion.

	Response:	The Registrant will complete the Fee Table and the Registrant will adjust the fee table headings as requested.

5.	Comment: In the section entitled "Fund Summary - Fees and Expenses of the Fund" in the Prospectus for the EMD Fund, Dividend Expense on Securities Sold Short and Interest Expense on Borrowing is in brackets. Does the Registrant expect this disclosure to be included in the Rule 485(b) filing? If yes, does the Registrant believe if has adequately described the strategy and related risks?

	Response:	The Registrant has determined that the EMD Fund’s use of short selling is not a principal strategy at this time. As a result, the Registrant will remove this bracketed line-item in the fee table. Additionally, the Registrant has moved the short selling strategy description and related risk disclosure from the Item 4 disclosure to the Item 9 disclosure.

6.	Comment: The disclosure in the section entitled "Fund Management" describes a contractual reimbursement agreement. Please adjust the fee table accordingly.

	Response:	The Registrant will adjust the fee table to reflect the contractual obligation to reimburse certain expenses.

7.	Comment: In the section entitled “Fund Summary – Principal Investment Strategies” the disclosure should indicate how the EMD Fund is expected to achieve its investment objective. The EMD Fund's disclosure here describes a number of strategies including shorting. Please confirm that the disclosure in this section is related only to the EMD Fund's principal strategies.

	Response:	The Registrant has determined that the EMD Fund’s use of short selling is not a principal strategy. As a result, the Registrant has move the short selling strategy description and related risk disclosure from the Item 4 disclosure to the Item 9 disclosure.

8.	Comment: In the sectioned entitled “Fund Summary - Principal Investment Strategies” the EMD Fund describes its 80% asset basket related to Rule 35d-1 under the Investment Company Act of 1940, as amended (the “Names Rule”) and discloses that the basket may include derivatives. How will the valuation of these derivatives be made in conjunction with the 80% asset test? Please consider whether this disclosure is accurate and clear regarding the investment in, and valuation of, derivatives.

	Response:	The Registrant has adopted valuation procedures that are used to determine the valuation of all of the holdings of the EMD Fund on each day that a net asset value per share (“NAV”) is calculated. These policies are disclosed in the Prospectus as required by Item 11. For the purposes of certain compliance tests, such as the Names Rule, the Registrant has discussed with the Staff the Registrant’s valuation practices with respect to certain derivatives.

9.

Comment: In the section entitled “Fund Summary - Principal Investment Strategies” the EMD Fund discloses its expected investments in derivatives. We remind the Registrant that the Commission issued letter in July 30, 2010 regarding the mutual fund disclosure obligations regarding derivatives. We ask that the Registrant confirm that the EMD Fund's disclosure regarding its expected investments in derivatives is consistent with the Commissions July 30, 2010 letter.

	Response:	The Registrant will add additional language related to the EMD Fund’s expected use of derivatives is responsive to the SEC’s guidance.

10.	Comment: In the sections entitled “Fund Summary – Principal Investment Strategies” and "Fund Summary - Principal Investment Risks" there is a lot of disclosure. We ask the Registrant to consider whether this amount of detail in the summary section is necessary and suggest that Registrant move some of this disclosure to Item 9 response.

	Response:	The Registrant has determined that the EMD Fund’s use of short selling is not a principal strategy. As a result, the Registrant has moved the short selling strategy description and related risk disclosure from the Item 4 disclosure to the Item 9 disclosure.

11.	Comment: In the section entitled “Fund Strategies and Risk” the EMD Fund provides disclosure regarding many types of principal strategies and related risks. Please confirm that this disclosure only covers only the principal strategies and related risks.

	Response:	The Registrant has determined that the EMD Fund’s use of short selling is not a principal strategy. As a result, the Registrant has moved the short selling strategy description and related risk disclosure from the Item 4 disclosure to the Item 9 disclosure.

12.	Comment: Please include the appropriate disclosure in the EMD Fund’s SAI regarding the Fund’s concentration policy.

Response:

The Registrant will add the following fundamental restriction to the SAI:

Purchase the securities of an issuer (other than securities issued or guaranteed by the United States Government, its agencies or its instrumentalities) if, as a result, more than 25% of the Fund’s total assets would be invested in the securities of companies whose principal business activities are in the same industries.

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          Please contact me at (646) 737-4951 if you have any questions regarding the Registrants’ responses.

Very truly yours,

Thomas Majewski

EXHIBIT

December 22, 2010

Mr. Howie Hallock
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.Washington, D.C. 20549

Re:	Artio Global Investment Funds (the “Trust”) on behalf of one of its respective series:
Artio Local Emerging Markets Debt Fund (“EMD Fund”)
--- File nos. 33-47507, 811-6652

Dear Mr. Hallock:

In connection with Post-Effective Amendment No. 52 to the Trust’s registration statement filed on Form N-1A for the EMD Fund on August 31, 2010 (“Registration Statement”), the Trust hereby acknowledges that:

the	Trust is responsible for the adequacy and the accuracy of the disclosure in the Registration Statement;

comments of the staff of the Securities and Exchange Commission (“SEC Staff”) or changes to disclosure in response to SEC Staff comments in the Registration Statement reviewed by the staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the Registration Statement; and

the	Trust may not assert SEC Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust. Please do not hesitate to contact the undersigned at (646) 737-4951 if you have any questions concerning the foregoing.

Very truly yours,

Thomas Majewski